Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Hersha Hospitality Trust:

We consent to the incorporation by reference in the registration statements (No. 333-82666, No. 333-113058, No. 333-138038, No. 333-142073, No. 333-142075, No. 333-147113) on Form S-3 and  (No. 333-122657, No. 333-151314) on Form S-8 of Hersha Hospitality Trust and subsidiaries of our report dated March 11, 2008, except as to notes 10 and 12, which are as of January 5, 2009, with respect to the consolidated balance sheets of Hersha Hospitality Trust as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, which report appears in the accompanying Form 8-K of Hersha Hospitality Trust.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 5, 2009